Business Transfer and Assumption of Corporate Leasing Business

On November 12, 2007, Shinhan Card, Shinhan Financial Group’s (“SFG”) wholly owned credit card company, and Shinhan Capital, SFG’s wholly-owned leasing company, decided at their respective Board of Director’s Meeting to transfer Shinhan Card’s corporate leasing business to Shinhan Capital. The total transfer amount is KRW 6,002,195,191. Business transfer and assumption is expected to take place on January 1, 2008, following each company’s Shareholders’ Meeting in December 2007.